

16014765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2016
Washington DC
404

SEC FILE NUMBER
8- 66359

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIA Capital Strategies, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14150 Parkeast Circle, Suite 110
(No. and Street)

Chantilly	VA	20151
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles A. Wiebe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIA Capital Strategies, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Virginia
County of Fairfax
Subscribed and sworn to (or affirmed) before me on this 4th day of February, 2016 by Charles A. Wiebe proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Signature

Managing Director
Title

Notary Public



Donna Brooking
NOTARY PUBLIC
Commonwealth of Virginia
Reg. #283065
My Commission Expires
August 31, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIA CAPITAL STRATEGIES, LLC

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Member's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

Supplemental Information

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 10

Schedule II – Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3 11

Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 12

Report of Independent Registered Public Accounting Firm 13

Assertions Regarding Exemption Provisions 14


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Members of
BIA Capital Strategies, LLC:

We have audited the accompanying statement of financial condition of BIA Capital Strategies, LLC (the Company) as of December 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BIA Capital Strategies, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of BIA Capital Strategies, LLC's financial statements. The supplemental information is the responsibility of BIA Capital Strategies, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III, are fairly stated, in all material respects, in relation to the financial statements as a whole.



Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 18, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

WE FOCUS & CARE

BIA Capital Strategies, LLC

Statement of Financial Condition

December 31, 2015

Assets

Cash	$	108,702
Short term investments, at market value		26,145
Securities not readily marketable, at market value		39,835
Receivables-other		738
Prepaid expense		2,256
Total assets	$	177,676

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$	44,307
Total liabilities		44,307

Members' equity

Members' equity		133,369
Total members' equity		133,369
Total liabilities and members' equity	$	177,676

The accompanying notes are an integral part of these financial statements.

BIA CAPITAL STRATEGIES, LLC

STATEMENT OF INCOME

DECEMBER 31, 2015

Revenues		
Investment banking fees	$	837,281
Interest income		9
Total revenues		837,290
Expenses		
Internal business development		326,919
Employee compensation and benefits		55,625
Professional fees		99,173
Administrative expenses		2,165
Other operating expenses		39,975
Total expenses		523,857
Net income (loss)	$	313,433

The accompanying notes are an integral part of these financial statements.

BIA CAPITAL STRATEGIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

DECEMBER 31, 2015

	Members' Equity
Balance at December 31, 2014	$ 97,017
Members' distributions	(277,081)
Members' contributions	-
Net income (loss)	313,433
Balance at December 31, 2015	$ 133,369

The accompanying notes are an integral part of these financial statements.

BIA CAPITAL STRATEGIES, LLC

STATEMENT OF CASH FLOWS

DECEMBER 31, 2015

Cash flow from operating activities:		
Net income		$ 313,433
Adjustments to reconcile net income to net		
cash provided by operating activities:		
(Increase) decrease in assets:		
Short term investments, at market value	$ (10)	
Receivables-other	(738)	
Prepaid expense	1,435	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	27,091	
Total adjustments		27,778
Net cash provided by operating activities		341,211
Cash flow from financing activities:		
Member's distributions	(277,081)	
Net cash used in financing activities		(277,081)
Net increase in cash		64,130
Cash at beginning of year		44,572
Cash at end of year		$ 108,702

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1 – GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

BIA Capital Strategies, LLC (the Company) was formed in the Commonwealth of Virginia on December 31, 2003. The Company received its registrations/licenses from the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA) as a securities broker/dealer on June 7, 2004; from the State of Virginia on June 8, 2004; the State of Connecticut on July 30, 2004; and the State of New York on January 5, 2005.

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including merger and acquisition business, private investment banking, and venture capital services, and provides strategic and consulting services primarily to the media and communications industry. The Company assists business clients with capital raising and buying and selling entities in exchange for investment banking fees.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment banking fees for merger and acquisition, private investment banking, and venture capital services are recognized on the closing date. Non-refundable retainer income is recognized as received.

The Company, with the consent of its members, has elected to be a Virginia Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the members are taxed on the Company's taxable income. Accordingly, no provision or liability for federal or state income taxes is included in the accompanying financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through Date of Approval, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

2 – INCOME TAXES

As discussed in Summary of Significant Accounting Policies (Note 1), the Company has elected to be a Virginia Limited Liability Company. As such, all of the Company's taxable income is passed through and taxed at the individual member level. Therefore, no provision or liability for federal or state taxes is included in the accompanying financial statements.

3 – FAIR VALUE MEASUREMENT – ACCOUNTING PRONOUNCEMENT

FASB ASC 820 defines fair value, establishes a frame work for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Short-term investments, at market value	$ 26,145	$ 26,145	$ -	$ -
Securities not readily marketable, at market value	39,835	-	-	39,835
	65,980	26,145	-	39,835
Liabilities				
Liabilities	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -

4 – SHORT TERM INVESTMENTS, AT MARKET VALUE

The Company holds certificates of deposit which have been classified as short term investments because their maturity dates exceed the criteria for classification as cash or cash equivalents. All certificates held as short term investments have a maturity date of 90 days or less. For the year ended December 31, 2015, the investments held in this account, all of which mature in 90 days or less, are carried at their fair market value of $26,145. Interest earned on these certificates is included on the Statement of Operations as interest income of $9.

5 – RELATED PARTY TRANSACTIONS

The members of the Company are also members of BIA DP Management LLC ("BIA DP"), the management company of a related private equity partnership, BIA Digital Partners LP ("the LP"). From time to time, the Company may represent a client in which the LP may invest. The Company is precluded from earning an investment banking fee on capital actually invested by the LP.

Originally, the Company had a contractual agreement with BIA Capital Corp. ("BIA Capital"). The agreement provided for reimbursement to BIA Capital for identified facility, overhead and employee costs on a fixed basis and for travel and other expenses on a variable basis. However, with the March 2015 closure of BIA Capital Corp., BIA Capital Strategies has assumed the expense allocation responsibility of BIA Capital Corp. Going forward, this Agreement will now be between BIA Capital Strategies and BIA DP Management LLC.

During 2015, the Company incurred contractually reimbursable costs and transaction-specific business development costs of $2,165 and $326,919, respectively.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

6 – RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2015, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

6 – RECENTLY ISSUED ACCOUNTING STANDARDS (CONTINUED)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule I5c3-I), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule I5c3- I also provides that equity capital nlay not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed I 0 to I. Net capital and aggregate indebtedness change day to day, but on December 31, 2015, the Company had net capital of $90,507 which was $85,507 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($44,307) to net capital was 0.49 to 1, which is less than the 15 to I maximum allowed.

A computation of reserve requirenl ents is not applicable to BIA Capital Strategies, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Information relating to possession or control requirements is not applicable to BIA Capital Strategies, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2015

BIA CAPITAL STRATEGIES, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2015

Computation of net capital		
Members' equity	$ 133,369	
Total members' equity		$ 133,369
Less: Non-allowable assets		
Securities not readily marketable, at market value	(39,835)	
Receivables-other	(738)	
Prepaid expense	(2,256)	
Total non-allowable assets		(42,829)
Net capital before haircuts		90,540
Less: Haircuts and undue concentration		
Haircut on CDs	(33)	
Total haircuts & undue concentration		(33)
Net Capital		90,507
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 2,954	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 85,507
Ratio of aggregate indebtedness to net capital	0.49: 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2015.

See independent auditors' report.

BIA Capital Strategies, LLC

Schedule II – Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3

As of December 31, 2015

A computation of reserve requirements is not applicable to BIA Capital Strategies, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

BIA Capital Strategies, LLC

Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3

As of December 31, 2015

Information relating to possession or control requirements is not applicable to BIA Capital Strategies, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See independent auditors' report.

BIA Capital Strategies, LLC

Report Pursuant to Rule 17a-5 (d)

Report on Exemption Provisions

For the Year Ended December 31, 2015



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) BIA Capital Strategies, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which BIA Capital Strategies, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) BIA Capital Strategies, LLC stated that BIA Capital Strategies, LLC met the identified exemption provisions throughout the year ended December 31, 2015, without exception. BIA Capital Strategies, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BIA Capital Strategies, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 18, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

WE FOCUS & CARE™

Assertions Regarding Exemption Provisions

We, as members of management of BIA Capital Strategies, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

The Company met the identified exemption provision without exception throughout the period ending December 31, 2015.

BIA CAPITAL STRATEGIES, LLC

By:



(Name and Title)

February 4, 2016
(Date)

BIA Capital Strategies, LLC

Report on the SIPC Annual Assessment

Report Pursuant to Rule 17a-5(e)4

For the Year Ended December 31, 2015



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
BIA Capital Strategies, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by BIA Capital Strategies, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in BIA Capital Strategies, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). BIA Capital Strategies, LLC's management is responsible for the BIA Capital Strategies, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by BIA Capital Strategies, LLC supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 18, 2016

BIA Capital Strategies, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2015

		Amount
Total assessment	$	2,093
SIPC-6 general assessment Payment made on July 17, 2015		(1,829)
SIPC-7 general assessment Payment made on February 4, 2016		(264)
Total assessment balance (overpayment carried forward)	$	-